

Gil PICOVSKY · 2nd
Entrepreneur & Deal Maker
Israel · **Contact info**
500+ connections

 VinoVentures

 EDHEC Business School

Experience



Co-Founder & Managing Partner
VinoVentures
May 2020 – Present · 1 yr 6 mos

After a deep dive in the $300B+ Wine Industry with www.vinsent.wine, and together with a strong team of Wine and Finance experts, we are creating VinoVentures, an 'Arbitrage' Wine Fund. Having identified inefficiencies in the wine complex supply chain, we combine proprietary technology together with agile, proven, short-term trading strategy. Our mission is to generate consistent returns to our investors.

 🖼 🔗 **Vino Ventures**

Vinsent

Co-Founder & COO
Vinsent | Your New Way to Buy Fine Wine
Dec 2017 – Present · 3 yrs 11 mos

Vinsent is the only DtC digital Marketplace for the Wine Industry. It allows wineries to build a direct connections with their consumers. Built on a Blockchain technology, Vinsent is addressing authenticity, traceability and tradability of wines and ... wine Futures.

 🔗 **Vinsent | New Entrée to Fine Wine**



Owner
GPS Ventures
Jan 2006 – Present · 15 yrs 10 mos
Israel

A Management & Transactional Consulting practice, GPS Ventures has positioned itself as a "Business GPS", dedicated to "Paving the way for International Growth" of middle size companies. With a cross disciplinary approach of business & corporate development, by identifying or creating international business opportunities & finding the best way 1 ...see more

🔳 harmon.ie

Chairman of the Board
harmon.ie
Jul 2017 – Sep 2018 · 1 yr 3 mos
Israel

Executive Chairman from May to September 2018.
Initiated & 'architected' a successful BuyOut of the Company by its Management.

 🖼 🔗 **A startup's VCs were pressuring the...**



Managing Partner - Head of Technology (TMT)
Cukierman & Co. Investment House
Oct 2011 – Mar 2017 · 5 yrs 6 mos
Tel Aviv

CIH TMT has accompanied Tech Companies in challenging processes along their life cycles. Our financial services cover all aspects of Corporate Finance and include: private placements, mergers & acquisitions, buy-outs, sell-offs, public offerings and debt restructuring. Companies that we have worked with are in their growth revenue stage, have a larg ...see more

Show 1 more experience ⌄

Education



EDHEC Business School
MBA, (France)
1991 – 1994
Activities and Societies: ETNA



University of California, Irvine - The Paul Merage Institute
Leadership Program for Homeland Security & Cyber Security Executives, (US)
2014 – 2014



Lycée Louis-le-Grand
(France)
1986 – 1989